January 24, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	ACTUATE CORPORATION

FORM 10-K: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, FILED MARCH 20, 2007;

FORM 8-K FILED June 5, 2007;

File no. 0-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 21, 2007 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

Management’s Discussion and Analysis - Results of Operations, page 37

1.	We note that much of the reason for your increased revenues is the increase in your installed base of customers and increases in your maintenance plan renewals. As these appear to be primary drivers of your results, and since your disclosures appear to indicate that management tracks these statistics, please tell us what consideration you gave to quantifying for your readers your installed base of customers and your maintenance renewals rates. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/338350.htm, and advise.

We respectfully advise the staff that the increase in the installed base of customers and the increase in our maintenance plan renewals is only one of several reasons given in our 10-K to describe the drivers for our increases in revenue. The main reason for our increase in revenue discussed in several sections was our acquisition of performancesoft Inc. in early 2006, which contributed to approximately $13.1 million of the revenue growth. In addition to this, we also discuss other factors such as regional performance and the impact of larger transactions.

Although the increase in the installed base of customers and the increase in our maintenance plan renewals was also a reason for the revenue increase, this growth is not unusual and is an expected and ordinary occurrence in our business. We believe that our investors understand this. As maintenance revenue is cumulative in nature, it stands to reason that it would grow over time. Therefore, we determined that it is important for the reader to understand that this trend continued in 2006 and was consistent with prior years. To accomplish this, we intentionally split out our services revenues into the base components (maintenance and consulting) so that the reader saw exactly how much the maintenance cumulative effect contributed to our revenue growth. We believe it is important to provide the reader with sufficient detail to be able to see the rate of maintenance growth so that they can clearly see whether the cumulative stream is growing as expected. We accomplished this through the table on page 39 of our 10-K which shows that the maintenance revenue grew by 20% in 2006 and 16% in 2005. Furthermore, on page 32 of our 10-K for the period ended December 31, 2005, we also stated that maintenance revenues increased by 15% in 2004. By providing this supplemental data on the breakout of services revenues into the base components, we believe that we have provided sufficient detail so that the reader can adequately evaluate the condition of this expected cumulative revenue stream.

Disclosure Controls and Procedures, page 51

2.	Please refer to comment 2 from our prior comment letter dated April 13, 2006, and your response dated May 18, 2006. We remind that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition. Alternatively, you may conclude that your disclosure controls and procedures were “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. Please apply this comment to your future filings.

We acknowledge this comment from the Staff and will incorporate the guidance into our future filings as instructed.

3.	We further note that the Company identified a material weakness in your internal controls over financial reporting related to your income tax provisions, which resulted in a material error in your tax provision that was corrected prior to the issuance of the Company’s December 31, 2006 Form 10-K. Based on your disclosure, it is not clear whether this error impacted any of your prior financial statements, including quarterly reports on Form 10-Q, or resulted in any adjustments to your previously issued Forms 10-K. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. If these errors related to any periods other than the fourth quarter of fiscal 2006, then please explain how you determined that correction of these errors in the quarter ended December 31, 2006 was appropriate.

We respectfully advise the staff that the material errors in our tax provision only related to the fourth quarter of 2006 and did not affect any prior period financial statements. The errors were identified by our external auditors during the 2006 audit process and were corrected prior to our filing of our Form 10-K for the period ended December 31, 2006.

Financial Statements for the Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies - Revenues, page F-10

4.	We note that you have not established VSOE of fair value for your software licenses, and therefore, you recognize revenues from multiple element arrangements involving software licenses under the residual method. We further note that VSOE is based on the price charged when sold separately. Please provide us with a reasonably detailed explanation of how you establish VSOE for the undelivered elements (i,e. maintenance and consulting services) in these arrangements. Your response should describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors (e.g, geographic region, purchase volume, competitive pricing, etc.). Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 and 57 of SOP 97-2.

We advise the Staff that our determination of VSOE for maintenance and consulting is based on a “bell-curve” calculation of the prices charged when the item is sold separately.

Maintenance VSOE: We consistently base our calculation of maintenance VSOE on the rate charged for first-year maintenance renewals for a rolling 12 month period. Our calculation only includes such renewals that were sold separately. Maintenance VSOE is calculated separately for international versus domestic customers as well as direct customers versus indirect customers (e.g. reseller/OEM). Within these analyses we further separate the direct population based on pricing model (ie. customers that purchased maintenance based on a percentage of list price versus customers that purchased maintenance based on a percentage of net price). Within the indirect analysis we further separate and analyze the population based on customers exceeding $1 million in deal value versus those under $1 million.

Consulting VSOE: We consistently base our calculation of consulting VSOE on the rates charged per hour on stand-alone consulting engagements for a rolling 12 month period, as this is the best indicator of the price charged when the item is sold separately. For each of these data points we look at the price the customer is paying for each specific personnel role being purchased. We then perform our VSOE analysis for each separate consultant role. This analysis is done separately for international versus domestic populations.

5.	We note from your analysis of maintenance and service revenue in MD&A that a change in your pricing structure of maintenance renewals was introduced in 2004, along with an aggressive renewal campaign by your maintenance renewal group. Please describe this change in your maintenance renewal pricing structure to us in more detail, including whether the new pricing was offered to all customers. Also tell us how you considered whether this change in your maintenance renewal pricing structure impacted your ability to determine VSOE of fair value for maintenance in your multiple element arrangements.

As is noted by the Staff, we implemented changes to our pricing structure in fiscal 2004. However, these changes were only made to software license pricing. There were no changes made to the pricing of any maintenance percentage rates. These changes to the license pricing had a derivative effect on the maintenance values for those customers whose support is calculated based on a set percentage of the list price of the software licenses. We respectfully advise the staff that the maintenance renewal rate for these customers remains at a constant percentage of list price. Our establishment of maintenance VSOE for these customers is based on the percentage of list price as is described in TPA 5100.55. The VSOE for the renewal rate is constant and is compliant with our bell-shaped curve analysis.

6.

We note that the Company enters into OEM arrangements that provide for license fees based on embedding of its products in the OEMs' products. We further note that these arrangements provide for fixed, irrevocable royalty payments. Please explain further the terms of these arrangements. Do these provide for minimum royalty guarantees? If so, tell us how and when you account for these royalty payments. Further, tell us the payment terms for these arrangements and tell us how you considered paragraph 27 of SOP 97-2 in determining that the fees are fixed and determinable. In this regard, we note that effective July 1, 2006, due to “improved visibility” with respect to the Company’s international OEM sales transactions, you changed your policy for sales through international OEMs to be consistent with the Company’s U.S arrangements. Please explain further what you mean by “improved visibility” and tell us how this change impacted the Company's determination of the “fixed and determinable” criteria.

The terms of our OEM arrangements are typically two to three years. As the arrangement expires, we negotiate with our OEM to extend the arrangement. The arrangements generally provide for upfront fixed, irrevocable royalty payments with no extended payment terms. We recognize license fee revenues when a license agreement has been executed by both parties, the product has been shipped, there are no unusual uncertainties surrounding the product acceptance, the fees are fixed or determinable, i.e., no extended payment terms or risk of concession, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate the fee to the undelivered elements of the arrangement. We have some arrangements where there are extended payment terms. These arrangements require minimum annual payments. For these arrangements, revenues are recognized as payments from customers become due, fees are allocated to the undelivered elements, and all other criteria of SOP 97-2 are met.

Effective July 1, 2006, we aligned our international OEM revenue recognition policy to be consistent with our U.S. OEM revenue recognition policy. Prior to that time international OEM upfront irrevocable royalty payments were recognized as revenue upon sell-through, while domestic OEM upfront payments were recognized on a sell-in basis. We no longer require sell-through of the software to an end-user for our international OEMs because we now have adequate history to demonstrate our international OEMs’ ability to sell-through and fully utilize their prepaid royalty fees. Additionally, we have never provided concessions or returns to our international OEMs. This history supports our conclusion that these fees are “fixed and determinable”. We continue to defer revenue recognition for arrangements with any extended payment terms until payments from customers become due and all other conditions for revenue recognition in SOP 97-2, as amended, have been satisfied.

Note 3 - Acquisitions, page F-17

7.	We note your reference to a third party valuation firm used in determining the fair value of identified intangible assets acquired in the performancesoft acquisition. We believe that if you indicate you are relying on an expert in a ’34 Act filing, you should name that expert. If the Form 10-K is incorporated by reference in a ’33 Act filing, you should also include the expert’s consent pursuant to Rule 436(b) of Regulation C. In this regard, we note that the Company filed a Form S8 registration statement on May 24, 2007.

We advise the Staff that we recently contacted the independent third party valuation firm that assisted us in determining the fair value of identified intangible assets acquired in the performancesoft acquisition. We requested that they provide us with their consent to use their name in our 10-K filing for the period ended December 31, 2006. They informed us that it was their policy not to provide such consents. Therefore, we intend to modify the wording in future filings to remove any reference to the use of a third party firm.

Note 4 - Cash, Cash Equivalents and Short-Term Investments, page F-20

8.	We note from your disclosures here and in Note 1 that your short-term investments at December 31, 2005 and 2006 included auction rate securities. Please tell us if you held any auction rate securities during 2007. If so, tell us how you determined the value of the underlying credit for these securities. In this regard, please tell us what impact the recent uncertainties in the credit market have had on your portfolio and describe any difficulties you have had with these auctions. Tell us the impact any such difficulties have had on your valuation of these securities and your classification of these investments as short-term. Also tell us how you plan to address these matters in your upcoming December 31, 2007 Form 10-K.

We advise the staff that we did hold auction rate securities at various times during 2007 and we continue to hold auction rate securities at the present time. The underlying determination of credit for these securities is based on our investment policy, which allows the company to invest only in very high quality securities. Specifically, this policy stipulates that all investments must meet or exceed a minimum short-term credit rating of A1 by Standard and Poor’s, P1 by Moody’s and/or F-1 by Fitch. The securities must meet these rating thresholds for at least two of the three rating agencies. Additionally, this policy stipulates that all investments must meet or exceed a minimum long-term credit rating of A by Standard and Poor’s, A2 by Moody’s and/or A by Fitch. The securities must meet these rating thresholds for at least two of the three rating agencies.

We are advised regularly by our investment broker of any changes to the outlook status or the actual credit ratings of any of our securities. Our broker also regularly advises us of any pertinent changes or developments in the financial markets that may impact the realization of our auction-based investments. Because our policy requires investment in only high quality securities, the recent uncertainties in the credit market have not had any material impact on our auction-based portfolio to date. We have not had any difficulties with these auctions and have historically experienced active bidding activity on these securities. The value recorded for these investments in our financial statements are based on active bidding at the financial statement date. The only effect seen thus far is that some of our securities have been put on a “negative” outlook, which means that we are actively watching market developments on those securities. However, as of yet, none of our securities have been downgraded to a level that would put us below our credit rating threshold or cause us to have concerns of realizability. Because of this, the valuation of these securities has not been affected and we believe it is appropriate to continue to classify these auction-based securities as short-term investments. We anticipate addressing the risk associated with the credit of these auction securities in the risk factors section of the upcoming December 31, 2007 10-K.

Form 8-K Filed June 5, 2007

9.	We note your disclosure concerning the operating lease for your new headquarters facility, including the rent holiday through March 15, 2008. Please tell us how you are accounting for this rent holiday, and tell us how you will address this matter in your upcoming December 31, 2007 Form 10-K. You may wish to refer to the letter from Donald Nicolaisen to the Center for Public Company Audit Firms, available on our website at www.sec.gov/info/accountants/stafflettell”s/cpcaf020705.htm.

We respectfully advise the Staff that on June 1, 2007, the Company entered into a five year sublease agreement with Oracle Corporation for approximately 83,000 square feet of office space in the Bridgepointe Campus in San Mateo, California. This lease was operating in nature; commencing on August 1, 2007 and ending on July 31, 2012. In addition, the lease provided for approximately six months of free rent (rent holiday) and approximately $573,000 in landlord incentives to be applied by Actuate towards construction of future improvements. The incentives were applied to leasehold improvements completed during the fourth quarter of fiscal 2007.

We have accounted for and recognized the rent holidays in our operating lease on a straight-line basis over the lease term (including any rent holiday period) in accordance with paragraph 2 of FASB Technical Bulletin 85-3 (“FTB 85-3”), Accounting for Operating Leases with Scheduled Rent Increases. We have accounted for the amortization of our leasehold improvements over the duration of the lease consistent with paragraph 5(f) of FASB Statement 13 (“SFAS 13”), Accounting for Leases, as amended. Leasehold improvements made by us that were funded by landlord incentives or allowances under an operating lease were recorded by us as leasehold improvement assets and amortized over the term of the lease consistent with the guidance in paragraph 5(f) of FASB Statement 13 (“SFAS 13”), Accounting for Leases, as amended. The incentives were recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13.

We will further address this matter in our upcoming December 31, 2007 10-K by providing clear and concise disclosures regarding any material terms of and accounting for this lease including the usual contract terms, and specific provisions in the lease relating to rent increases, rent holidays, contingent rents, and leasehold incentives. We will make such disclosures in the notes to the financial statements. Known likely trends or uncertainties, if any, in future rent or amortization expense that could materially affect operating results or cash flows will be addressed in MD&A if appropriate.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Ms. Jennifer Thompson, Staff Accountant, Division of Corporate Finance